

January 30, 2013

Via Email
Mr. William R. Hahl
Executive Vice President and Chief Financial Officer
Seacoast Banking Corporation of Florida
815 Colorado Avenue
Stuart, Florida 34994

> **Re:** **Seacoast Banking Corporation of Florida**
> **Form 10-K/A for the Year Ended December 31, 2011**
> **Filed March 26, 2012**
> **File No. 000-13660**

Dear Mr. Hahl:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant